06008960

STATES
HANGE COMMISSION
, D.C. 20549

OMB APPROVAL	
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SEC MAIL PROCESSING SECTION RECEIVED AUG 2 8 2006 WASH, D.C. 186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/05 (MM/DD/YY) AND ENDING 6/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALT BECKER & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5380 N. FRESNO STREET, SUITE 105
(No. and Street)

FRESNO (City) CA (State) 93710-6847 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WALTER J. BECKER (559) 224-7677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DRITSAS GROOM McCORMICK, LLP
(Name – *if individual, state last, first, middle name*)

7576 N. INGRAM AVE., SUITE 102, FRESNO, CA 93711
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WALTER J. BECKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALT BECKER & ASSOCIATES, INC., as of JUNE 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Walter J Becker
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of FRESNO

Subscribed and sworn to (or affirmed) before me on this 25 day of AUGUST, 2006, by WALTER J. BECKER

~~Personally known to me~~ or proved to me on ~~the~~ basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Signature Loren G. Lewis

LOREN G. LEWIS
COMM. #1430589
NOTARY PUBLIC - CALIFORNIA
FRESNO COUNTY
My Comm. Expires July 14, 2007

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: WALT BECKER & ASSOCIATES, INC.

Address: 5380 N. FRESNO STREET, SUITE 105
FRESNO, CA 93710-6847

Telephone: (559) 224-7677

SEC Registration Number: File Number: 8-19989

NASD Registration Number: Firm CRD 7014

(ii) Accounting Firm

Name: DRITSAS GROOM McCORMICK, LLP

Address: 7576 N. INGRAM AVE., SUITE 102
FRESNO, CA 93711

Telephone: (559) 447-8484

Accountant's State Registration Number:

(iii) Audit date covered by the Agreement:

JUNE 30, 2006 (Month) (Day) (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(X) is for the annual audit only for the fiscal year ending 2006 *

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: Walter J Becker

Name: WALTER J. BECKER

(By Firm's FINOP or President)

Title: President Date:

WALT BECKER & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years Ended
June 30, 2006 and 2005

with

INDEPENDENT AUDITORS' REPORT

Dritsas Groom McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS

CERTIFIED
PUBLIC
ACCOUNTANTS

John J. Dritsas
(1937 - 2002)

Russel J. Dritsas
(Retired)

Kendall J. Groom

Michael K. McCormick

R.M. "Tripp" Pound III

John A. Renna

James E. Enns

Denise P. Waite

Keith B. Mizner

Craig N. Vitale

Leslie R. Pountney

Jeffrey B. Bergman

Clint J. Palmer

Kimberly L. Wheeler

Curtis D. Reeves

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS
Walt Becker & Associates, Inc.
Fresno, California

We have audited the accompanying statements of financial condition of Walt Becker & Associates, Inc. as of June 30, 2006 and 2005, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walt Becker & Associates, Inc. as of June 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

August 10, 2006

Dritsas Groom McCormick LLP

7576 N. Ingram Avenue, Suite 102 • Fresno, California 93711 • (559) 447-8484 • Fax (559) 447-8464
www.dgmcpa.com • e-mail: firm@dgmcpa.com

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2006 and 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash	$ 17,343	$ 27,754
Accounts receivable, trade	10,746	11,814
Prepaid expenses	3,440	3,407
Notes receivable, stockholder (Note 2)	109,181	114,642
Total current assets	140,710	157,617
EQUIPMENT AND IMPROVEMENTS		
Furniture and equipment	42,539	52,736
Leasehold improvements	9,906	13,601
	52,445	66,337
Less accumulated depreciation	48,992	61,169
Net equipment and improvements	3,453	5,168
OTHER ASSETS		
Deferred income tax (Note 4)	9,800	6,174
TOTAL ASSETS	$ 153,963	$ 168,959

See independent auditors' report and
notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2006 and 2005

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
CURRENT LIABILITIES		
Accounts payable, trade	$ 1,950	$ 3,231
Payroll taxes payable	1,767	1,964
Commissions payable	6,106	5,814
Contract payable	1,056	1,246
Total liabilities	10,879	12,255
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 500,000 shares authorized; 15,000 shares issued and outstanding	15,000	15,000
Additional paid in capital	28,939	28,939
Retained earnings	99,145	112,765
Total stockholder's equity	143,084	156,704
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 153,963	$ 168,959

See independent auditors' report and notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF INCOME

Years Ended June 30, 2006 and 2005

	2006	2005
INCOME		
Tax deferred annuities	$ 12,092	$ 26,911
Insurance	369	712
Syndications and others	212,311	204,403
Advisory fees	10,290	11,105
Variable annuities	75,190	83,259
	310,252	326,390
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	331,999	350,697
Loss from operations	(21,747)	(24,307)
OTHER INCOME (EXPENSE)		
Interest income	5,301	5,217
Income before income taxes	(16,446)	(19,090)
PROVISION FOR INCOME TAXES (BENEFIT) (Note 4)	(2,826)	(3,853)
NET LOSS	$ (13,620)	$ (15,237)

See independent auditors' report and
notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended June 30, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, June 30, 2004	15,000	28,939	128,002	171,941
Net loss	-0-	-0-	(15,237)	(15,237)
Balance, June 30, 2005	15,000	28,939	112,765	156,704
Net loss	-0-	-0-	(13,620)	(13,620)
Balance, June 30, 2006	$ 15,000	$ 28,939	$ 99,145	$ 143,084

See independent auditors' report and notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

Years Ended June 30, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (13,620)	$ (15,237)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income taxes	(3,626)	(4,653)
Depreciation	1,716	1,718
(Increase) decrease in accounts receivable, trade	1,068	(1,049)
(Increase) decrease in prepaid expenses	(33)	2,231
Decrease in income tax refund receivable	-0-	4,903
Increase (decrease) in accounts payable, trade	(1,281)	784
Increase (decrease) in payroll taxes payable	(197)	43
Increase (decrease) in commissions payable	292	(61)
Decrease in contracts payable	(190)	(2,230)
Net cash used in operating activities	(15,871)	(13,551)
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans made to stockholder	(325,295)	(201,291)
Collections on stockholder notes	330,755	222,300
Net cash provided by (used in) investing activities	5,460	21,009
NET INCREASE (DECREASE) IN CASH	(10,411)	7,458
CASH AT BEGINNING OF YEAR	27,754	20,296
CASH AT END OF YEAR	$ 17,343	$ 27,754
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ -0-	$ -0-
Income taxes paid	$ 800	$ 800

See independent auditors' report and notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006 and 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business activity
Walt Becker & Associates, Inc. is principally engaged in the sale of insurance, tax deferred annuities and tax shelter syndications to individuals predominately in the central San Joaquin Valley.

The Company shares common ownership with Fresno Financial Services, Inc., a California Corporation. Fresno Financial Services, Inc. provides investment advising services to clients referred by the Company. Fresno Financial is in the process of dissolving its operations and client accounts have been transferred to an outside service for investment advising services. Walt Becker and Associates, Inc. receives commissions from the investment advising service based on the value of client accounts as of a specific date.

Accounts receivable
The Company's accounts receivable represents commissions receivable from various insurance and investment companies. Commissions on new investments are based on a percentage of the amount invested by the Company's clients, and are remitted to the Company within 7-90 days after investment. Commissions on managed funds are based on a percentage of the client's account balance as of an annual renewal date and are remitted to the Company within 60 days of renewal. Due to the nature of the Company's receivables, the risk of non-collection is minimal; therefore, an allowance for doubtful accounts is not included in these financial statements.

Certain accounts receivable are not allowable for purposes of calculating excess net capital. Non-allowable accounts receivable consist of 12B-1 fees receivable. At June 30, 2006 and 2005, non-allowable accounts receivable totaled $3,199 and $2,874, respectively.

Equipment and improvements
Equipment and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the respective assets.

Cash equivalents
For the purpose of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
The Company expenses advertising costs as incurred. Advertising expense was $3,432 and $3,180 for the years ended June 30, 2006 and 2005, respectively.

NOTE 2 - NOTES RECEIVABLE, STOCKHOLDER

The notes receivable from stockholder represent amounts due from Walter J. Becker, sole stockholder of the Corporation. The notes are unsecured and due on demand. Interest accrued at the rate of 4% per annum.

NOTE 3 - COMMITMENTS

The Company rents office space on a month-to-month basis. Rent expense for the office space was $35,915 for each of the years ended June 30, 2006 and 2005.

The Company has a five-year lease for office equipment that expires November 2009. Rent expense for the office equipment was $2,367 and $2,124 for the years ended June 30, 2006 and 2005.

The following is a schedule of future minimum rental payments under the equipment lease:

2007	$ 2,194
2008	2,194
2009	2,011

NOTE 4 – INCOME TAXES

The components of income tax expense (benefit) at June 30, 2006 and 2005 consisted of the following:

	2006	2005
Current:		
Federal	$ -0-	$ -0-
State	800	800
	800	800
Deferred:		
Federal	(2,300)	(2,615)
State	(1,326)	(2,038)
	(3,626)	(4,653)
	$ (2,826)	$ (3,853)

NOTE 4 – INCOME TAXES (CONTINUED)

The net deferred tax asset (liability) in the accompanying balance sheets at June 30, 2006 and 2005 include the following amounts of deferred tax assets and liabilities:

	2006	2005
Deferred tax asset	$ 10,436	$ 6,938
Deferred tax liability	(636)	(764)
	$ 9,800	$ 6,174

The Company's deferred tax liability results from differences in depreciation methods used for tax and financial statement purposes. The deferred tax asset results from the carryforward of contributions and net operating losses available to offset future taxable income, expiring as follows:

Expires June 30	Net Operating Loss Carryover Federal	State
2013		$ 7,098
2014		24,222
2015		15,193
2016		13,914
2025	$ 15,993	
2026	14,186	

Dritsas Groom McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE BOARD OF DIRECTORS
Walt Becker & Associates, Inc.
Fresno, California

We have audited the accompanying financial statements of Walt Becker & Associates, Inc. as of and for the years ended June 30, 2006 and 2005, and have issued our report thereon dated August 10, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

August 10, 2006

Dritsas Groom McCormick LLP

7576 N. Ingram Avenue, Suite 102 • Fresno, California 93711 • (559) 447-8484 • Fax (559) 447-8464
www.dgmcpa.com • e-mail: firm@dgmcpa.com

WALT BECKER & ASSOCIATES, INC.

SUPPLEMENTARY INFORMATION

June 30, 2006 and 2005

SCHEDULE I
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2006	2005
Advertising	$ 3,432	$ 3,180
Automobile	4,364	3,667
Commissions	167,606	177,432
Contributions	150	600
Depreciation	1,716	1,718
Dues and subscriptions	1,659	1,930
Equipment lease	3,084	2,889
Insurance	15,289	14,811
Janitorial	1,440	1,440
Legal and accounting	8,230	7,873
Miscellaneous	558	421
Office supplies	5,537	5,876
Payroll taxes	4,752	5,212
Postage and shipping charges	2,964	3,863
Property tax expense	237	174
Rent	37,776	37,367
Repairs and maintenance	1,380	1,421
Salaries	55,405	61,990
Sales promotion	4,451	4,898
Taxes and licenses	2,673	4,581
Telephone	5,541	5,584
Utilities	3,755	3,770
	$ 331,999	$ 350,697

See independent auditors' report on
supplementary information.

WALT BECKER & ASSOCIATES, INC.

SUPPLEMENTARY INFORMATION

June 30, 2006 and 2005

SCHEDULE II
COMPUTATION OF NET CAPITAL

	2006	2005
Total ownership equity from balance sheet	$ 143,084	$ 156,704
Less: total non-allowable assets from balance sheet	129,322	132,516
Net capital	$ 13,762	$ 24,188
Reconciliation with Company's computation:		
Net capital per FOCUS Report:		
Part IIA	$ 13,628	$ 23,768
Income tax	-0-	5,199
Other items, net	134	(4,779)
	$ 13,762	$ 24,188

SCHEDULE III
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2006	2005
Minimum net capital required (6-2/3% of total aggregate indebtedness of $10,879 and $12,255, respectively)	$ 725	$ 817
Minimum dollar net capital requirement of reporting broker	$ 5,000	$ 5,000
Net capital	$ 13,762	$ 24,188
Net capital requirements (greater of amounts above)	5,000	5,000
Excess net capital	$ 8,762	$ 19,188

See independent auditors' report on supplementary information.

Dritsas Groom McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Walt Becker & Associates, Inc.
Fresno, California

In planning and performing our audit of the financial statements and supplemental schedules of Walt Becker & Associates, Inc, for the year ended June 30, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal accounting control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

7576 N. Ingram Avenue, Suite 102 • Fresno, California 93711 • (559) 447-8484 • Fax (559) 447-8464
www.dgmcpa.com • e-mail: firm@dgmcpa.com

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objective.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

August 10, 2006

Aronson Groom McCormick LLP